FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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PRESS RELEASE Paris, February 1, 2007

Press Service 16 rue de la Ville l'Evêque 75008 Paris, France Tel (331) 4006 6651

2006 REVENUES

Accelerated internal growth of +11.3%

	2006	2005

Revenues	EUR 44.3 billion	EUR 41.5 billion

Internal growth (comparable structural and exchange rate basis)	+ 11.3%	+ 8.6%

Organic growth (excluding the positive impact of natural gas prices)	+ 8.2%	+ 6.3%

Total growth	+ 6.7%	+ 9%

At December 31, 2006, after - EUR 1.7 billion in net impact of acquisitions and disposals, SUEZ revenues were EUR 44.3 billion (versus EUR 41.5 billion at December 31, 2005),1 reflecting a high organic growth rate of +8.2%,2 exceeding the announced objective of +7%, and recorded a net increase compared to last year. On a comparable structural and exchange rate basis, internal growth was +11.3%. This excellent performance reflects the Group’s commercial vitality.

Each Business Line made solid contributions to organic revenue growth:

-	SUEZ Energy Europe (+EUR 1,461 million, +10.4%) based on both increased sales outside the Benelux countries, mainly Germany, France, Italy, and Spain, and higher electricity prices throughout Europe.

-

SUEZ Energy International (+EUR 636 million, +11.4%), thanks to dynamic commercial activities. Electricity sales volumes increased by +EUR 179 million (+16.7%) in Asia/Middle East and +EUR 163 million (+13.4%) in Latin America. In North America (+EUR 193 million, +5,8%), the Group benefited from the success of direct sales to industrial and commercial customers in the United States.

-	SUEZ Energy Services (+EUR 515 million, +5.1%), mainly thanks to strong progress in installation and energy services activities in France (+EUR 427 million) and to HVAC in the countries of Europe.

-

SUEZ Environment (+EUR 677 million, +6.5%) which registered strong organic growth of +7.2% in water in Europe (+EUR 249 million), especially in France and Spain and +5.4% in Waste services in Europe (+EUR 249 million), particularly in France, the United Kingdom, Germany, and Central Europe.

All Group businesses turned in distinctly higher growth rates in 2006. At year-end, the Group announced major contracts (including electricity and water in the Middle East, PFI in waste services in the United Kingdom, and LNG projects) which will contribute to continued strong performance in coming years.

1. As of December 2005, the Group decided to apply the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those relating to concessions (IFRIC 12). Revenues published in 2005 and 2006 include these reclassifications.

2. See page 5 for a breakdown of organic revenue growth on a comparable basis.

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In 2006, the Group generated more than 89% of its revenues in Europe and North America, with 80% from the European continent alone. Total revenues grew by +6.7% (+EUR 2,800 million) and breaks down as follows:

-	Organic growth (+EUR 3,289 million);
-	Effect of gas price increases (+EUR 1,144 million);
-

Impact of acquisitions / disposals (–EUR 1,723 million) which include –EUR 2,523 million in disposals (of which the sale of Electrabel Netten Vlaanderen –EUR 787 million, SE assets –EUR 691 million, SES assets –EUR 392 million, and SEI assets –EUR 513 million) and by inclusion of +EUR 800 million in first-time consolidations (including Rendo and Cogas in the Netherlands +EUR 170 million);

-	Exchange rate fluctuations (+EUR 91 million), including +EUR 104 million for the Brazilian real and –EUR 38 million for the US dollar.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	December 31, 2006	December 31, 2005	Gross change	Organic growth(1)
SUEZ Energy Europe(2)	15,971	14,193	12.5%	10.4%
SUEZ Energy International(2)	6,242	5,879	6.2%	11.4%
SUEZ Energy Services	10,637	10,329	3.0%	5.1%
SUEZ Environment	11,439	11,089	3.2%	6.5%
TOTAL GROUP	44,289	41,489	6.7%	8.2%

(1)	See page 5 for a breakdown of growth on a comparable basis.

(2) Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 22,213 million, with an organic growth of +10.6%.

■	SUEZ ENERGY EUROPE

(in EUR millions)	December 31, 2006	December 31, 2005	Gross change	Organic growth
Suez Energy Europe	15,971	14,193	12.5%	10.4%

SUEZ Energy Europe gross revenues grew by +12.5% (+EUR 1,778 million) in 2006. On a comparable basis, in particular excluding the impact of changes in natural gas prices (+EUR 855 million) and the disposal of Electrabel Netten Vlaanderen, organic revenues progressed by +EUR 1,461 million.

-	ELECTRICITY

Electricity sales volume increased to 156.3 Twh, 100.1 Twh of which in the Benelux countries. At December 31, 2006, sales came to EUR 9,594 million, for an organic growth rate of +15.4% and total growth of +16.9%. The increase is due primarily to a generalized rise in market prices from higher fossil fuel prices, as well as to greater volumes sold outside the Benelux countries (+24.6%), where over two-thirds of revenue growth is generated.

•

In Belgium, total volumes sold fell by –2.4%, mainly due to a drop in wholesale market sales. Revenue growth (+4.2%) is driven by the business segment (industry and resellers), which benefited from contract renewals of portions of the industrial customer portfolio, based on higher prices and increased volumes sold.

•	In the Netherlands, volumes sold increased by 4.7%. Improvement in the customer portfolio, price increases and the consolidation of Rendo and Cogas since Q4 resulted in a +26.0% increase in revenues.

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•

In the rest of Europe, electricity sales continue to see double-digit growth (in both value and volume terms) in nearly every market thanks to a combination of commercial successes, particularly in France (+48.6% in value term), Germany (+43.1% in value term), and Italy (+34.6% in value term), to the startup or restart of production facilities (including +EUR 92 million with the July 2006 startup of the Castelnou CCGT power station in Spain), and price increases.

-	Natural Gas

Excluding the effect of natural gas price increases (+EUR 359 million), Electrabel recorded organic growth in natural gas sales of EUR 173 million (+7.9%). The gross increase was 15.7%, thanks to industrial sales in the Netherlands, consolidation of Rendo and Cogas, and wholesale sales, mainly in the Benelux countries. The 4th quarter’s mild weather offset the positive effect of colder weather conditions during the 1st quarter.

Distrigas experienced increased sales volumes to distributors, particularly in France (113 sites) and the Netherlands. Nevertheless, a drop in overall organic growth (–EUR 162 million or –6.7%) resulted from a decline in LNG cargo sales (compared with exceptional opportunities seized in 2005) and in sales to non-Group electrical power plants.

-	Other activities

The creation during Q1 of new operator Eandis led to the Group’s disposal of Electrabel Netten Vlaanderen to the new entity Eandis, a wholly-owned subsidiary of the Intermunicipal companies managing the Flemish distribution network. As a consequence, this subsidiary was deconsolidated. This is the main reason for the decrease in services/miscellaneous activities with no impact on margins.

■	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	December 31, 2006	December 31, 2005	Gross change	Organic growth
Suez Energy International	6,242	5,879	6.2%	11.4%

SUEZ Energy International revenues advanced by +11.4% (or +EUR 636 million) on a comparable structural, exchange rate, and natural gas price basis.

More specifically, this increase in organic growth resulted:

-

in North America (+EUR 193 million) mainly from the commercial success of SERNA (SUEZ Energy Resources North America) the third largest supplier of electricity to industrial and commercial customers in the United States, and to progress in merchant plant activity (+EUR 55 million), especially in Texas (Ercot).

-

in Asia/Middle East (+EUR 179 million) with a +EUR 98 million revenue increase in Thailand and +EUR 47 million in Turkey resulting mainly from electricity price increase sustained by the growth in natural gas prices.

-

in Latin America (+EUR 163 million), particularly in Brazil where sales increased by +EUR 143 million largely due to the replacement during 2005 of the last tranche of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Peru registered growth of +EUR 25 million, largely the result of increased natural gas sales.

-	in Liquefied Natural Gas (LNG) activity grew by +EUR 101 million over the same period in 2005.

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■	SUEZ ENERGY SERVICES

(in EUR millions)	December 31, 2006	December 31, 2005	Gross change	Organic growth
Suez Energy Services	10,637	10,329	3.0%	5.1%

SUEZ Energy Services recorded organic growth of +EUR 515 million (+5.1%). Organic growth is calculated excluding the impact of natural gas price increase. Without this adjustment, SUEZ Energy Services organic growth comes to +6.5%, with an increase of +9.2% for Elyo France.

Organic revenue growth was particularly well sustained in the installation and maintenance businesse in France (+EUR 339 million, +12.1%), especially at Ineo and Axima.

Energy services activity in France (Elyo) registered organic growth of +4.0% (+EUR 87 million) resulting from business developments and additional works. Weather conditions had no impact on revenues on a yearly basis, with the mild weather of November/December 2006 offsetting the effects of colder weather earlier in the first months of the year.

In the rest of Europe, SUEZ Energy Services benefited from an overall growth in sales, especially in HVAC.

■	SUEZ ENVIRONMENT

(in EUR millions)	December 31, 2006	December 31, 2005	Gross change	Organic growth
SUEZ ENVIRONMENT	11,439	11,089	3.2%	6.5%
Water Europe (1)	3,842	3,664	4.9%	7.2%
Waste Services Europe	5,031	4,611	9.1%	5.4%
Degrémont	1,015	942	7.8%	8.7%
International	1,551	1,872	-17.1%	6.7%

(1)

Water Europe includes the revenues of Aguas Andinas, presently owned and consolidated solely through Agbar. At December 31, 2005 Aguas Andinas accounted for EUR 190.6 million in revenues under International.

SUEZ Environment saw very strong organic growth in revenues (+EUR 677 million, or +6.5%). The change under International is explained by withdrawals from consolidation in Latin America, which led to a reduction in revenues of EUR 396 million, particularly the interruption of the Aguas Argentinas contract at the end of February 2006.

-

Water Europe recorded +7.2% growth (+EUR 249 million), mainly from Agbar (+EUR 141 million, or +9.7%), particularly from its water and wastewater activities, and from France (+EUR 87 million, or +5.0%) with the signing of new wastewater and services contracts. In 2006, the Group signed several concessions contracts in France (among which Dunkirk and Briançon).

-

Waste Services Europe progressed in France (+EUR 105 million, i.e. +4.2%) thanks to higher treatment volumes (incineration, recycling, and landfill activities). Waste services in Germany and Central Europe recorded strong growth (+EUR 28 million or +6.4%, and +EUR 46 million or +44.1% respectively), following the 2nd-half 2005 startup of new waste treatment plants. In the United Kingdom, Waste services increased by +EUR 41 million, or +5.6% thanks to favorable prices. The Group is developing well on this market where SITA UK won half of the Private Finance Initiative (PFI) contracts awarded in 2006 (Cornwall, Northumberland).

-

Degrémont benefited from progress in major new international contracts (including Perth in Australia, Halifax in Canada, Algeria, and Mexico), which brought organic growth to +EUR 81 million, or +8.7%. Degrémont also won numerous contracts in 2006, confirming its leadership in re-use (Lusail in Qatar and Doha) and desalination (Barcelona and Barka in the Sultanate of Oman).

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-

International activities recorded positive organic growth (+EUR 98 million, or +6.7%) which resulted mainly from the growing importance of water contracts (Chongqing, Sanya, Tanggu) and waste services contracts (startup of the SCIP incinerator in Shanghai) in China (+15.3%), increased prices and volumes in Morocco (Lydec, +3.8%), startup of the Algiers contract, and the development of industrial and commercial waste collection services in Australia (+7.3%). Following the announced withdrawal from the Buenos Aires contract, the contribution of Aguas Argentinas to revenues is limited to the first two months of 2006.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Most Group revenues (89%) were generated in Europe and North America, with 80% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR millions)	December 31, 2006	% contribution	December 31, 2005	% contribution	Change 2006/ 2005
France	10,808.9	24.4%	9,719.7	23.4%	11.2%
Belgium	11,217.5	25.3%	10,961.6	26.4%	2.3%
Subtotal, France-Belgium	22,026.4	49.7%	20,681.3	49.8%	6.5%
Other European Union	12,341.1	27.9%	10,956.9	26.4%	12.6%
Other European countries	1,038.6	2.3%	975.1	2.4%	6.5%
Subtotal Europe	35,406.1	79.9%	32,613.2	78.6%	8.6%
North America	4,184.4	9.4%	4,092.1	9.9%	2.3%
Subtotal Europe and North America	39,590.5	89.4%	36,705.4	88.5%	7.9%
Asia, Middle East and Oceania	2,164.6	4.9%	2,063.0	5.0%	4.9%
South America	1,862.7	4.2%	2,120.3	5.1%	-12.1%
Africa	671.3	1.5%	600.2	1.4%	11.8%
TOTAL	44,289.2	100.0%	41,488.9	100.0%	6.7%

(Change in gross values)

Change in Belgium was influenced by the disposal of Electrabel Netten Vlaanderen (EUR 787 million revenues in 2005), while change in South America reflects the withdrawals from operations by SUEZ Environment during the year (–EUR 396 million).

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BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis, with the reconciliation as follows:

(in EUR millions)	December 31, 2006	December 31, 2005	Organic growth
Revenues	44,289	41,489
Changes in Group structure(1)	(800)	(2,523)
Exchange rate fluctuations		91
Natural gas price variations		1,144
Comparable basis	43,489	40,200	8.2%

(1) Accounting respectively for 2006 revenues from companies consolidated for the first time and 2005 revenues from disposals.

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SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,639 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	+33(0)1 4006 6651/6668	Analyst Contacts:	+33(0)1 4006 6531

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary